Exhibit 4

Advanced Semiconductor Engineering, Inc.

FOR IMMEDIATE RELEASE

IR Contact:

Iris Wu, Manager irissh_wu@aseglobal.com Tel: +886.2.6636.5678 http://www.aseglobal.com

October 1, 2015

An Open Letter to SPIL Shareholders from ASE

To the Honorable Shareholders of Siliconware Precision Industries Co., Ltd.:

We would like to report the successful results of our tender offer (the “Tender Offer”) for common shares (the “Common Shares”) and American depositary shares (the “ADSs”) of Siliconware Precision Industries Co., Ltd (“SPIL”). The aggregate number of shares validly tendered and not withdrawn in our Tender Offer represented approximately 36.83% of the issued and outstanding share capital of SPIL, which far exceeded the offer cap of approximately 24.99% of the issued and outstanding share capital of SPIL. We would like to express our sincere gratitude for the support we received from those of you who participated in our Tender Offer. The results of our Tender Offer provide a market view affirming that our price was a fair one, and also affirm our original belief that the market sees the compelling rationale for our investment and the future collaboration between SPIL and ASE, in a manner consistent with all applicable laws and taking into account the rights and interests of SPIL’s shareholders and employees.

Unfortunately, SPIL announced that it planned to form a strategic alliance with Hon Hai Precision Industry Co., Ltd. (“Hon Hai”) by issuing to Hon Hai new Common Shares through a share exchange (the “Hon Hai Share Exchange”) and called an extraordinary shareholders’ meeting (“EGM”) to consider (i) the proposed amendments to SPIL’s Articles of Incorporation (e.g., the increase in SPIL’s authorized share capital) (the “AOIs Amendment”) and (ii) the proposed amendments to SPIL’s Procedures for Acquisition and Disposal of Assets (the “Acquisition and Disposition Procedures Amendment”). As indicated in our open letter to SPIL shareholders dated September 28, 2015, as a shareholder of SPIL, we believe that the Hon Hai Share Exchange and the EGM proposals are detrimental to the rights and interests of shareholders.

First, the reasonableness of the implied price of SPIL’s shares to be issued in the Hon Hai Share Exchange is highly questionable. The implied price of SPIL’s shares to be issued in the Hon Hai Share Exchange (NT$35.851) is not only below our Tender Offer price (NT$45.00), but also significantly below the bottom end of the value (NT$48.91) determined by SPIL’s independent appraiser in a fairness report issued on August 28, 2015. The implied price of SPIL’s shares to be issued in the Hon Hai Share Exchange is also lower than SPIL’s share price on the date SPIL first announced the proposed Hon Hai Share Exchange (NT$39.50).

Second, in practice, there are various ways for companies to enter into strategic alliances that do not involve diluting their shareholders. Why did SPIL have to issue a large amount of new shares at a deep discount solely for the purpose of entering into a strategic alliance? The Hon Hai Share Exchange will not bring any cash to SPIL or SPIL shareholders. Instead, it allows Hon Hai to become SPIL’s largest shareholder through SPIL’s issuance of new shares amounting to approximately 21.24% of its share capital under Article 156 of the Company Act of the Republic of China. The Hon Hai Share Exchange, if consummated, will be dilutive to ALL SPIL shareholders equally. It is questionable whether the Hon Hai Share Exchange is in the best interests of SPIL, or is consistent with the general principle of “proportionality” under civil law.

1 Calculated based Hon Hai’s ex-dividend share price on September 3, 2015 (NT$83.90) divided by the share exchange ratio of 2.34.

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Third, SPIL intentionally disenfranchised ASE (a major shareholder holding 24.99% of outstanding and issued share capital of SPIL) and deprived ASE of the opportunity to voice a view to SPIL shareholders and to protect the interests of shareholders. It is evident from these actions that SPIL’s management team did not seriously take into account the interests of all shareholders. For example, shortly after entering into a non-binding letter of intent for the strategic alliance with Hon Hai, SPIL chose a meeting date of October 15 for the EGM, and selected September 16 as the first day for the book closure period of the EGM for SPIL’s shares (as such, the record date for the EGM is September 15). This approach was designed to disenfranchise ASE, which will not be able to vote its 24.99% stake in SPIL. SPIL’s Board of Directors has failed to take into account the rights and interest of its shareholders when it evaluated the legality, necessity and appropriateness of the Hon Hai Share Exchange.

Fourth, as of today, SPIL has yet to fully disclosed the Strategic Alliance and Share Exchange Agreement as required by United States disclosure rules. How can SPIL shareholders properly exercise their voting rights at the EGM without having access to the actual content of the Strategic Alliance and Share Exchange Agreement?

Finally, SPIL only needed to increase its authorized capital from 3.6 billion shares to approximately 4.2 billion shares to effect the Hon Hai Share Exchange (such amount is adjusted to include the shares issuable upon the conversion of SPIL’s offshore convertible bonds). Why was it necessary for SPIL’s Board to propose to amend its Articles of Incorporation to significantly increase its authorized capital to 5 billion shares? If SPIL shareholders approve this proposal, the Board of Directors of SPIL can, without prior approval from its shareholders, issue additional shares representing approximately 25% of the issued and outstanding shares of SPIL, which could potentially significantly dilute all shareholders up to a maximum of 60.44% of their shareholding.

We believe that the interests and rights of all SPIL shareholders should always be the top priority of SPIL’s management. If you held SPIL’s shares on September 15, 2015, we urge you to consider the reasons listed above, attend the EGM to exercise your shareholder rights and vote “AGAINST” the “AOIs Amendment” (to approve the increase in authorized share capital) and the “Acquisition and Disposition Procedures Amendment”.

Wishing all SPIL shareholders good health and all the best,

Advanced Semiconductor Engineering, Inc.

Safe Harbor Notice:

This press release contains "forward-looking statements" within the meaning of Section 27A of the United States Securities Act of 1933, as amended, and Section 21E of the United States Securities Exchange Act of 1934, as amended, including statements regarding our future results of operations and business prospects. Although these forward-looking statements, which may include statements regarding our future results of operations, financial condition or business prospects, are based on our own information and information from other sources we believe to be reliable, you should not place undue reliance on these forward-looking statements, which apply only as of the date of this press release. The words “anticipate,” “believe,” “estimate,” “expect,” “intend,” “plan” and similar expressions, as they relate to us, are intended to identify these forward-looking statements in this press release. Our actual results of operations, financial condition or business prospects may differ materially from those expressed or implied in these forward-looking statements for a variety of reasons, including risks associated with cyclicality and market conditions in the semiconductor or electronic industry; changes in our regulatory environment, including our ability to comply with new or stricter environmental regulations and to resolve environmental liabilities; demand for the outsourced semiconductor packaging, testing and electronic manufacturing services we offer and for such outsourced services generally; the highly competitive semiconductor or manufacturing industry we are involved in; our ability to introduce new technologies in order to remain competitive; international business activities; our business strategy; our future expansion plans and capital expenditures; the strained relationship between the Republic of China and the People’s Republic of China; general economic and political conditions; the recent global economic crisis; possible disruptions in commercial activities caused by natural or human-induced disasters; fluctuations in foreign currency exchange rates; and other factors. For a discussion of these risks and other factors, please see the documents we file from time to time with the Securities and Exchange Commission, including our 2014 Annual Report on Form 20-F filed on March 18, 2015.

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